Exhibit 99.1

PRESS RELEASE

TiGenix to host Analyst and Investor Event in New York City

Leuven (BELGIUM) - October 2, 2017, 07:00h CET - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, today announces it is hosting an event for analysts and investors on October 18, 2017 at the Sofitel (room Montmartre) on 45W 44th St, New York, NY 10036.

The event will be chaired by Dr Marie Paule Richard, Chief Medical Officer at TiGenix, and will include presentations by leading experts in the field of Gastroenterology (GI): Pr William Jeffery Sandborn, MD; Pr Steven D. Wexner, MD, PhD; and Pr Jean-Frédéric Colombel, MD, PhD. TiGenix will also welcome Dr Isabelle Lugan, PhD, VP Global Program Lead at Takeda to the event. The presentations will be followed by a Q&A session.

Agenda

7:45	Registration

8:15 - 8:20	Welcome
Dr Marie Paule Richard, Chief Medical Officer at TiGenix

08:20 - 8:45	“Complex perianal fistulas In Crohns’ patients: Unmet medical need and current management strategies”
Pr William Jeffery Sandborn, MD (San Diego, CA)

8:45 - 9:05	“Current surgical therapies and failure rates: a new approach”
Pr Steven D. Wexner, MD, PhD (Weston, FL)

9:05 - 9:25	“Long term efficacy and safety of Cx601 based on ADMIRE-CD trial data”
Pr Jean-Frédéric Colombel, MD, PhD (New York, NY)

9:25 - 9:40	“Takeda Pharmaceuticals’ view on Cx601”
Dr Isabelle Lugan, PhD, VP, Global Program Lead at Takeda

9:40 - 10:00	Q&A

A live audio webcast of the event will be available.

If you would like to register for the event, please contact Marcy Nanus, Trout Group at mnanus@troutgroup.com

Speaker Biographies

William Jeffery Sandborn, MD, is a board-certified gastroenterologist who is one of the world’s top experts in the management of ulcerative colitis and Crohn’s disease. He directs the Inflammatory Bowel Disease (IBD) Center at UC San Diego Health. In addition, he is chief of the Division of Gastroenterology, vice chair of clinical operations for the Department of Medicine, and a member of the Clinical Practice Oversight (CPO) Board for UC San Diego Health. A professor in the Department of Medicine at UC San Diego School of Medicine, Dr. Sandborn conducts clinical trials in IBD and leads a team of physicians, research fellows, nurses, and study coordinators.

Steven D. Wexner, MD, PhD, is the Director of the Digestive Disease Center at Cleveland Clinic Florida and Chairman of the Department of Colorectal Surgery since 1993.

He has been President of numerous regional, national, and international organizations including the American Society of Colon and Rectal Surgeons, the American Society of Colon and Rectal Surgeons Research Foundation, the American Board of Colon and Rectal Surgery, and the Society of American Gastrointestinal and Endoscopic Surgeons. He is currently a Regent of the American College of Surgeons (ACS). Dr Wexner has received numerous honorary degrees, Professorships, and fellowships including from the Royal College of Surgeons of England and the Royal College of Surgeons of Edinburgh. He is an editor or member of the editorial board of journals, has delivered over 2000 scientific lectures and over 1400 poster and video presentations around the world, and has published 681 peer reviewed manuscripts, 249 textbook chapters, and edited 33 textbooks.

Jean-Frédéric Colombel, MD, PhD was Professor of Medicine and Head of Department of Gastroenterology at CHU (University Hospital) in Lille, France and President of the GETAID (Groupe d’Etudes Thérapeutiques des Affections Inflammatoires Digestives), President of ECCO (European Crohn’s and Colitis Organization) and Chair of the International Organization for Inflammatory Bowel Disease (IOIBD). He moved to Icahn School of Medicine at Mount Sinai, New York in 2013 to become Director of the Susan and Leonard Feinstein IBD Clinical Center and the Leona and Harry B.Helmsley Charitable Trust IBD center. He is the author or co-author of more than 750 peer-reviewed articles and book chapters. He is Associated Editor of Gastroenterology. His research interests cover all fields of inflammatory bowel disease.

Isabelle Lugan, PharmD, PhD is VP, Global Program Lead, Gastroenterology at Takeda. Isabelle has spent her career in biotech and pharma R&D driving the strategy and development of assets through the spectrum of product development to life cycle management. Isabelle joined Takeda from Serono and Merck KgA. in 2014 to strengthen Takeda’s expertise and leadership in gastroenterology for both upper GI disorders and inflammatory bowel disease (IBD). Delivering meaningful therapies to patients in need is her day-to-day mission.

For more information

Claudia D’Augusta

Chief Financial Officer

T: +34 91 804 92 64

claudia.daugusta@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, expanded stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn’s disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.

About Cx601

Cx601 is a local administration of allogeneic (or donor derived) expanded adipose-derived stem cells (eASCs) for the treatment of complex perianal fistulas in Crohn’s disease patients that have previously failed conventional therapy. Crohn’s disease is a chronic inflammatory disease of the intestine and complex perianal fistulas are a severe and debilitating complication for which there is currently no effective treatment. Cx601 was granted orphan drug designation by the European Commission in 2009. TiGenix completed a European Phase III clinical trial (ADMIRE-CD) in August 2015. The 24-week data were published in the Lancet and showed both the primary endpoint and the safety and efficacy profile were met.[i]  A follow-up analysis was completed at 52 weeks and 104 weeks post-treatment, confirming the sustained efficacy and safety profile of the product.[ii] The 24-week results of the Phase III ADMIRE-CD trial were published in The Lancet in July 2016.i Based on the positive 24 weeks Phase III study results, TiGenix submitted a Marketing Authorization Application to the European Medicines Agency (EMA) and a CHMP opinion is expected in 2017. A global Phase III clinical trial intended to support a future U.S. Biologic License Application (BLA) started in 2017, based on a trial protocol that has been agreed with the Food and Drug Administration (FDA) through a special protocol assessment procedure (SPA). In July 2016, TiGenix entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired exclusive rights to develop and commercialize Cx601 for complex perianal fistulas in Crohn’s patients outside of the U.S.

About Cx611

Cx611 is an intravenous administration of allogeneic expanded adipose-derived stem cells (eASCs) for the treatment of severe sepsis. Sepsis is a life-threatening complication of infection leading to systemic inflammation and organ failure and is the leading cause of death in the developed world. In May 2015, TiGenix completed a Phase I sepsis challenge trial (CELLULA) that demonstrated a favorable safety and tolerability profile for Cx611. Based on the results of this study, TiGenix launched a Phase I/II clinical trial (SEPCELL) in 2016 evaluating Cx611 for the treatment of severe sepsis secondary to community-acquired pneumonia (sCAP) in patients who require mechanical ventilation and/or vasopressors. The first patient was dosed in January 2017 and data is expected in 2019. The trial has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 681031 and is being carried out through the SEPCELL consortium, which gathers six partners from four European countries. See www.sepcell.eu for more information.

About AlloCSC-01

AlloCSC-01 is an intracoronary administration of allogeneic cardiac stem cells for the treatment of ischemic heart disease. A phase I/II clinical trial (CAREMI) evaluating AlloCSC-01 in Acute Myocardial Infarction (AMI) met its primary endpoint with no mortality or major cardiac adverse events (MACE) found after 30 days of treatment. No mortality or MACE were found at 6 or 12 months follow-up and there were no immune-related adverse events at 12 months follow-up. The CAREMI trial has benefitted from the support of the CAREMI consortium (Grant Number 242038, http://www.caremiproject.eu/) funded by the Seventh Framework Programme of the European Commission under the coordination of the Centro Nacional the Investigaciones Cardiovasculares (CNIC) and the Centro Nacional de Biotecnología and the participation of research institutions and companies from nine EU countries.

[i] Panés J, García-Olmo D, Van Assche G et al., Expanded allogeneic adipose-derived mesenchymal stem cells (Cx601) for complex perianal fistulas in Crohn’s disease: a phase 3 randomized, double-blind controlled trial. The Lancet. 2016; 388(10051):1281-90.

[ii] Panes, J. et al., OP009 Long-term efficacy and safety of Cx601, allogeneic expanded adipose-derived mesenchymal stem cells, for complex perianal fistulas in Crohn’s disease: 52-week results of a phase III randomised controlled trial. J Crohn’s Colitis. 2017; 11: S5-S5.